Exhibit 99.7

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Apex Critical Metals Corp. (the "Company") on Form 40-F for the year ended July 31, 2026, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Nathan Steinke, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 29, 2026

/s/ Nathan Steinke

Nathan Steinke

Chief Financial Officer

(Principal Financial Officer)